Exhibit 4

DESCRIPTION OF COMMON STOCK

General

Ocean Bio-Chem, Inc. (“we,” “us,” “our,” or the “Company”) is authorized to issue 12,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”).

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A., Meidinger Tower, 462 S. 4th Street, Louisville, KY 40202, telephone: (800) 522-6645.

The Common Stock is listed on the NASDAQ Capital Market under the symbol “OBCI.”

The following description of the Common Stock is based on our Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”) and our Amended and Restated Bylaws, as amended to date (the “Bylaws”) and applicable Florida law.

Common Stock

Each holder of Common Stock is entitled to one vote for every share, and if the Company has issued fractional shares, to a fraction of a vote equal to every fractional share, of Common Stock standing in such holders’ name on the books of the Company on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all of our debts and liabilities. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to any such dividends or distributions, we would not be able to pay our debts as they become due in the usual course of our activities and affair or our total assets would be less than the sum of our total liabilities.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws and Florida Law

Certificate of Incorporation and Bylaws. Some of the provisions of our Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage, delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions do the following:

●	establish advance notice procedures for the nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders’ meetings; and

●	provide that special meetings of the shareholders may be called by our Board of Directors on its own initiative or upon request by the Chairman of the Board of Directors or the President of the Company or upon the delivery to our Secretary at the request of demand for a meeting by the holders of not less than ten percent of all the outstanding shares of the corporation entitled to be cast at the meeting.

Florida Law. Furthermore, some of the provisions of the Florida Business Corporations Act (the “FBCA”) could have the effect of delaying, deferring or preventing a change in control.

Affiliated Transactions

We are subject to provisions of the FBCA that provide that a corporation is prohibited (subject to certain exceptions) from engaging in specified transactions with persons (defined as “interested shareholders”) who own 15% or more of the outstanding voting stock of such corporation, as well as affiliates and associates of any such person. This prohibition is in place for three years after such person becomes an interested shareholder. The FBCA defines the prohibited specified transactions to include a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives or could receive a benefit on other than a proportional basis with other shareholders. This provision would then have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Common Stock.

Control Shares Act

The FBCA provides that, in certain circumstances, a shareholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or majority interest, has no voting rights in the shares acquired that caused the shareholder to exceed any such threshold, unless the corporation’s other shareholders, by majority vote (not include the interested shareholder), grant voting rights to such shares.